24X NATIONAL EXCHANGE LLC
ONE LANDMARK SQUARE, 18TH FLOOR
STAMFORD, CONNECTICUT 06901

July 22, 2026

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F Street NE
Washington, DC 20549-1090

Re: 24X National Exchange LLC – Amendment No. 6 to Form 1

Dear Trading and Markets Staff:

On behalf of 24X National Exchange LLC (the "Exchange"), we hereby file the sixth amendment to the Exchange's Form 1 pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 ("Rule 6a-2").

This amendment includes a complete Exhibit I pursuant to Rule 6a-2(b), updated to provide revised audited financial statements for the latest fiscal year for the Exchange and intended to replace Exhibit I currently on file with the Commission.

Should you have any questions regarding this amendment, please feel free to contact the undersigned at david@24exchange.com.

Regards,

/s/ David Sassoon

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 7/22/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: 24X National Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Landmark Square, Suite 1815, Stamford, CT 06901

   26000343
3. Provide the applicant's mailing address (if different):
   Same as above
4. Provide the applicant's business telephone and facsimile number:
   (203) 212-8031, (917) 796-3315
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   David Sassoon General Counsel 917-796-3315
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Andre E. Owens, WilmerHale, 2100 Pennsylvania Avenue NW, Washington, DC 20037 USA
   David Sassoon, 24X National Exchange LLC, One Landmark Square, Suite 1815, Stamford, CT 06901
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/28/21 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: ______________ 24X National Exchange LLC
(MM/DD/YY) (Name of applicant)

By: ______________ ______________
(Signature) (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________, ________ by ______________
(Month) (Year) (Notary Public)

My Commission expires ______________ County of ______________ State of ______________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

24X National Exchange LLC
Date of filing: July 22, 2026
Date as of which the information is accurate: July 22, 2026

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

The audited financial statements for 24X National Exchange LLC for the fiscal year ending December 31, 2025 are submitted as Exhibit I-1.

24X NATIONAL EXCHANGE LLC
Financial Statements

December 31, 2025

24X NATIONAL EXCHANGE LLC
DECEMBER 31, 2025

TABLE OF CONTENTS

Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901-2150
USA

Tel: +1 203-708-4000
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of 24X National Exchange LLC

Opinion

We have audited the financial statements of 24X National Exchange LLC (the "Company"), which comprise the statement of financial position as of December 31, 2025, and the related statements of operations, member's deficiency and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception, has insufficient liquidity to meet obligations within 12 months from the date the financial statements are available to be issued, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plan regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

July 20, 2026

24X NATIONAL EXCHANGE LLC
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:		
Cash	$	2,434,950
Accounts receivable		1,367,501
Prepaid expense		212,144
TOTAL CURRENT ASSETS		4,014,595
PROPERTY AND EQUIPMENT, NET		5,701
OTHER ASSETS		
Due from ultimate parent		26,060
TOTAL OTHER ASSETS		26,060
TOTAL ASSETS	$	4,046,356

LIABILITIES AND MEMBER'S DEFICIENCY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	2,191,708
Deferred revenue		1,720,578
Due to parent		5,018,947
Due to affiliate		5,032,060
TOTAL CURRENT LIABILITIES		13,963,293
TOTAL LIABILITIES		13,963,293
MEMBER'S DEFICIENCY:		
Member's deficiency		(9,916,937)
TOTAL MEMBER'S DEFICIENCY		(9,916,937)
TOTAL LIABILITIES AND MEMBER'S DEFICIENCY	$	4,046,356

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

REVENUE:		
Trading & transaction revenue (net of incentives)	$	**(323,080)**
Market data & connectivity revenue		**1,940,269**
Membership revenue		**16,600**
TOTAL REVENUE		**1,633,789**
COST OF REVENUE		
Liquidity rebates		**969,738**
TOTAL COST OF REVENUE		**969,738**
NET REVENUE		**664,051**
OPERATING EXPENSES:		
Technology expense		**3,944,648**
Consultants and professional fees		**3,519,826**
Management fee - Parent (related party)		**3,135,948**
Market data		**307,616**
Travel and entertainment		**296,753**
Advertising and promotion		**133,566**
Office expense		**112,368**
Business licenses and taxes		**3,599**
Depreciation		**877**
TOTAL OPERATING EXPENSES		**11,455,201**
LOSS FROM OPERATIONS		**(10,791,150)**
PROVISION FOR INCOME TAXES		**-**
NET LOSS	**$**	**(10,791,150)**

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC
STATEMENT OF MEMBER'S DEFICIENCY
YEAR ENDED DECEMBER 31, 2025

Balance, January 1, 2025		**(5,447,527)**
Cash capital contributions from parent		**5,000,000**
Non-cash contributions from parent		**1,321,740**
Net loss		**(10,791,150)**
Balance, December 31, 2025	**$**	**(9,916,937)**

See Accompanying Notes to Financial Statements

24X NATIONAL EXCHANGE LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	**(10,791,150)**
Adjustments to reconcile net loss to net cash provided by operating activities:		
Non-cash customer incentive - warrant program		**1,321,740**
Depreciation		**877**
Decrease (increase) in operating assets:		
Accounts receivable		**(1,367,501)**
Prepaid expenses		**(212,144)**
Due from ultimate parent		**(26,060)**
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		**2,162,708**
Deferred revenue		**1,720,578**
Due to parent		**3,562,602**
Due to affiliate		**1,069,878**
NET CASH USED IN OPERATING ACTIVITIES		**(2,558,472)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment		**(6,578)**
NET CASH USED IN INVESTING ACTIVITIES		**(6,578)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions from parent		**5,000,000**
NET CASH PROVIDED BY FINANCING ACTIVITIES		**5,000,000**
NET INCREASE IN CASH		**2,434,950**
CASH, *beginning of year*		**-**
CASH, *end of year*	**$**	**2,434,950**
SUPPLEMENTAL NON-CASH FLOW INFORMATION:		
Warrants contribution through member's deficiency	$	**1,321,740**

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

24X National Exchange LLC (the "Company") was formed as a Delaware limited liability company in 2021. The Company is a wholly owned subsidiary of 24X US Holdings LLC ("US Holdings" or the "Parent"), which is a wholly owned subsidiary of 24X Bermuda Holdings LLC ("Bermuda Holdings" or the "Ultimate Parent").

The Company is a national securities exchange registered with the U.S. Securities and Exchange Commission ("SEC") under Section 6 of the Securities Exchange Act of 1934, as amended. The Company received SEC approval to operate a registered securities exchange on November 27, 2024.

The Company operates an electronic trading platform that facilitates the buying and selling of equity securities through an automated matching process. The Company commenced operations in 2025 and continues to expand its platform and participant activity.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Going Concern
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses since inception and currently has limited operating revenue and insufficient liquidity to meet its obligations for at least 12 months from the date the financial statements are available to be issued. As a result, the Company is dependent on financial support from its Parent and affiliated entities to fund its operations and meet its obligations as they become due. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

During 2025, the Parent issued convertible promissory notes to third-party investors and received proceeds of approximately $20,000,000 to support operations. As described in Note 2, subsequent to year-end, outstanding convertible notes were converted into equity.

Note 2 - Summary of Significant Accounting Policies (Continued)

Liquidity and Going Concern (Continued)

Management's plans include continued financial support from the Parent and affiliated entities, pursuing additional financing opportunities, and increasing revenues through continued growth of the Company's trading platform and customer base. However, because these plans are subject to factors outside of the Company's control and cannot be considered probable of success, they do not alleviate the substantial doubt.

Accordingly, substantial doubt exists about the Company's ability to continue as a going concern for a period of at least one year from the date the financial statements are available to be issued.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised services transfers to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company’s contracts are generally short-term in nature and do not contain significant financing components. The Company applies the practical expedient to recognize revenue for performance obligations with an original expected duration of one year or less as invoiced.

The Company also offers liquidity rebate programs to certain market participants to encourage trading activity and support market liquidity. Amounts paid under these programs are recorded within cost of revenues as incurred. Revenue is presented gross of liquidity rebates and net of customer incentive arrangements that are accounted for as consideration payable to a customer.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Principal vs. Agent Considerations
The Company evaluates whether it acts as a principal or an agent by assessing control of services prior to transfer, including responsibility for fulfillment, discretion in establishing pricing, and exposure to risks associated with the provision of services.

Trading and transaction revenue: The Company operates and controls its trading platform and is responsible for providing trade execution and related exchange services. Accordingly, the Company acts as a principal and recognizes revenue on a gross basis.

The Company maintains certain customer incentive programs under which customers may earn warrants issued by the Company's parent entity based on trading activity. The incentives warrant program is accounted for as consideration payable to a customer under ASC 606 and are recognized as a reduction of revenue when earned.

The Company also offers liquidity rebate programs to certain market participants to encourage trading activity and enhance market liquidity. Liquidity rebates are not accounted for as consideration payable to customers and are recorded within cost of revenues as incurred.

Market data, connectivity, and port revenue: The Company provides customers with access to its proprietary market data products, trading network, and exchange platform. Connectivity services provide customers with physical and logical access to the Company's trading infrastructure, while port services provide dedicated logical connections that enable customers to submit orders, receive executions, and access market information. The Company controls these services prior to transfer to customers, establishes pricing, and is primarily responsible for fulfillment. Accordingly, the Company acts as a principal and recognizes market data, connectivity, and port revenue on a gross basis. Port revenue is included within market data and connectivity revenue in the accompanying Statement of Operations and is not presented separately.

The Company earns revenue from its participation in Securities Information Processor ("SIP") plans, which distribute consolidated market data to market participants. The Company does not control the underlying consolidated market data services and does not have discretion in establishing pricing. Accordingly, the Company acts as an agent in these arrangements and recognizes SIP revenue on a net basis. SIP revenue is included within Market data and connectivity revenue in the accompanying Statement of Operations and is not presented separately.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Revenue Streams
Membership revenue: The Company controls the provision of exchange access and related services and therefore acts as a principal.

Trading and transaction revenue is recognized at a point in time upon execution of a trade. Revenue is presented net of customer incentive arrangements that are accounted for as consideration payable to customers, including warrant incentive programs. The Company also offers liquidity rebate programs to certain market participants to encourage trading activity and support market liquidity. Amounts paid under these programs are recorded within cost of revenues as incurred. Revenue is presented gross of liquidity rebates.

Market data and connectivity revenue is recognized over time as services are provided, generally on a ratable or straight-line basis.

Connectivity and port revenue is recognized over time as services are provided, generally on a ratable or straight-line basis over the contractual term. Connectivity services provide customers with access to the Company's trading network, while port services provide dedicated logical connections to the Company's exchange platform for order entry, execution reporting, and market data access.

Membership revenue is recognized over time on a ratable basis over the membership period.

Disaggregation of revenues is as follows:

Revenue Stream	**Amount**
Connectivity revenue	$ 1,116,250
Brokerage revenue	998,660
Market data revenue	321,900
SIP revenue	299,119
Port revenue	203,000
Membership fee revenue	16,600
Customer Incentive - Warrant program	(1,321,740)
Total net revenue	**$ 1,633,789**

Note 2 - Summary of Significant Accounting Policies (Continued)

Customer Incentive Arrangements (Warrants)

The Company participates in a customer incentive program under which broker-dealer members may earn warrants issued by the Company's parent entity based on achieving specified trading volume thresholds on the Company's exchange.

The warrants are granted in connection with customers' purchase of exchange services and are considered consideration payable to a customer in accordance with ASC 606. Accordingly, the fair value of such warrants is recorded as a reduction of transaction-based revenue in the period the related trading activity occurs.

For the year ended December 31, 2025, the Company recognized $1,321,740 as a reduction of revenue related to warrants earned by customers.

Because the warrants are issued by the Company's parent entity rather than the Company, the corresponding offset is recorded as a non-cash capital contribution from the Parent. The warrants do not represent equity instruments of the Company. See Note 6, Related Party Transactions, for additional information.

Contract Assets
A contract asset represents the Company's right to consideration in exchange for services that have been transferred to a customer when that right is conditional on factors other than the passage of time. The Company did not have any contract assets as of December 31, 2025.

Contract Liabilities (Deferred Revenue)
A contract liability represents the Company's obligation to transfer services to a customer for which consideration has been received in advance of satisfying the related performance obligations. Contract liabilities are recognized when the Company receives prepayments from customers prior to the transfer of services.

Contract liabilities consist primarily of advance payments received from customers for future trading and connectivity services, including amounts received under the Company's Warrant Performance Incentive Program. These amounts represent advance consideration for services not yet performed and are recorded as deferred revenue upon receipt.

The Company recognizes revenue as the related services are provided and performance obligations are satisfied, generally based on actual trading activity during the period. Deferred revenue is reduced as services are performed, with prepaid balances applied to settle amounts billed to customers.

Note 2 - Summary of Significant Accounting Policies (Continued)

Contract Liabilities (Deferred Revenue)(Continued)
Contract liabilities (deferred revenue) were $-0 and $1,720,578 as of January 1, 2025, and December 31, 2025, respectively.

During the year ended December 31, 2025, the Company received $2,500,000 in advance customer payments and recognized $779,422 as revenue from amounts previously recorded as deferred revenue as the related services were performed. The remaining balance of $1,720,578 represents advance consideration for which the related performance obligations have not yet been satisfied as of December 31, 2025.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and presented net of an allowance for expected credit losses. The Company extends normal trade credit to its customers and performs ongoing evaluations of customers' financial condition; no collateral is required.

In accordance with ASC 326, the Company estimates expected credit losses using a methodology that considers historical loss experience, current conditions, and reasonable and supportable forecasts, as well as the aging and composition of outstanding receivables. Given the Company's limited operating history, the estimate places primary reliance on current conditions, the credit quality of counterparties, and the short-term nature and aging profile of receivable balances.
The Company monitors receivable balances on an ongoing basis and writes off amounts deemed uncollectible when identified. Recoveries of amounts previously written off are recorded when received.

As of December 31, 2025, substantially all receivables were current, and the Company has not experienced any historical credit losses. Based on its evaluation of the aging of receivables, customer credit quality, and subsequent collection activity, management concluded that expected credit losses were not material. Accordingly, no allowance for expected credit losses was recorded as of December 31, 2025.

Equipment, Net
Equipment is recorded at historical cost, net of accumulated depreciation. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line based upon the estimated useful life of five years.

Note 2 - Summary of Significant Accounting Policies (Continued)

Impairment of Equipment

Equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. There was no impairment in the year ended December 31, 2025.

Operating Expense

The Company recognizes expenses as incurred, in accordance with the accrual basis of accounting. Expenses are recorded in the period in which the related goods or services are received, regardless of when cash payments are made. The primary components of operating expenses include technology expense $3,944,648, management fee $3,135,948, consulting and professional fees $3,519,826, $133,566 advertising and promotion and other expenses - including rent, market data, travel and entertainment, office expenses totaling $720,336. The Company reviews expenses for proper classification and alignment with the matching principle.

Technology Expense

Technology expense consists primarily of costs incurred to support the Company's trading platform and related technology infrastructure, including software licensing fees, market connectivity services, exchange technology services, and fees associated with industry plans and regulatory technology initiatives. During the year ended December 31, 2025, technology expense included costs related to MEMX trading platform services, and other technology-related services. These costs are expensed as incurred and totaled approximately $3,944,648 for the year ended December 31, 2025.

Consulting and Professional

Consulting and professional fees consist primarily of legal, accounting, regulatory, compliance, strategic advisory, and other professional services incurred in support of the Company's operations, exchange launch activities, and ongoing corporate initiatives. Consulting and professional fees also include costs associated with industry plans and regulatory programs, including Consolidated Audit Trail ("CAT") fees, Consolidated Tape Association ("CTA") fees, and other regulatory and advisory services. These costs are expensed as incurred and totaled $3,519,826 for the year ended December 31, 2025.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member limited liability company, which has elected to be taxed as a corporation for income tax reporting purposes.

Since the transactions reported in the Company's financial statements have income tax implications to the Parent, management believes that the Company's financial statements should reflect income tax expense and deferred income tax assets and liabilities attributable to the Company.

The Company is included in the consolidated federal and certain state tax returns of the Parent. The Company also files other state tax returns on a separate company basis. The Company calculates the provision for income taxes by using a separate-return method. Under this method, the Company assumes to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The Company’s current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that the Company could claim on the hypothetical return and assess the need for a valuation allowance on the basis of its projected separate-return results.

Any difference between the tax provision (or benefit) allocated to the Company under the separate-return method and payments to be made to (or received from) the Parent for tax expense is treated as either dividends or capital contributions. Accordingly, the amount by which the Company’s tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Parent is periodically settled as a capital contribution from Parent to the Company.

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes,” which requires that the Company recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The provision for, or benefit from, income taxes includes deferred taxes resulting from the temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from the differences in the carrying value of liabilities. Future realization of deferred income tax assets requires sufficient taxable income within the carryforward period available under tax law. We evaluate whether, based on all available evidence, it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by ASC 740-10, “Income Taxes,” includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused.

Operating Segments

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which enhances disclosure requirements for reportable segments, including expanded disclosure of significant segment expenses and other segment items on both an interim and annual basis.

The Company adopted ASU 2023-07 for the year ended December 31, 2025. The adoption of this standard did not impact the Company’s financial position, results of operations, or cash flows, as the guidance relates solely to enhanced disclosure requirements.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances income tax disclosure requirements by requiring additional disaggregated information related to the effective tax rate reconciliation and income taxes paid. The amendments are effective for fiscal years beginning after December 15, 2024. The Company adopted this guidance effective January 1, 2025. The adoption impacted the Company's income tax disclosures but did not have an effect on its consolidated financial position, results of operations, or cash flows.

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)
In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which requires public business entities to disclose additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact that adoption of this guidance will have on its financial statements and related disclosures and has not yet adopted this guidance.

The Company does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

Subsequent Events
The Company has evaluated subsequent events through July 20, 2026, the date that the financial statements were issued.

Subsequent to December 31, 2025, 24X US Holdings LLC (the "Parent") entered into and executed agreements resulting in the conversion of outstanding convertible promissory notes into equity interests of the Parent.

On February 4, 2026, the Parent executed a subscription agreement pursuant to which a previously issued convertible promissory note with a principal amount of $20,000,000 was converted into approximately 1,700,000 voting common units of the Parent. Upon conversion, all obligations and liabilities under the note were extinguished and the note was terminated in full.

The Parent also amended and restated its limited liability company agreement and capitalization structure in connection with these transactions, including revisions to authorized units and equity ownership interests.

Note 3 - Equipment, Net

Equipment, net, consisted of the following as of December 31, 2025:

Computer equipment	$	6,578
Less: accumulated depreciation		877
Equipment, net	$	5,701

Depreciation expense totaled $877 for the year ended December 31, 2025.

Note 4 - Related Party Transactions

Management Fee
The Parent charges the Company a management fee based on an allocable portion of the Parent's payroll and related costs. For the year ended December 31, 2025, the management fee totaled $3,135,948. At December 31, 2025, the Company owed the Parent $5,018,947.

Advances from Related Party
24X Bermuda Limited ("24X Bermuda"), a related party under common ownership with the Company through its ultimate parent, 24X Bermuda Holdings LLC, funds certain professional fees and other operating costs on behalf of the Company. In addition, because the Company did not maintain a bank account during a portion of 2025, 24X Bermuda remitted payments on the Company's behalf. These advances are non-interest bearing, unsecured, and payable on demand. Accordingly, the advances have been classified as current liabilities due to the absence of stipulated repayment terms.

For the year ended December 31, 2025, 24X Bermuda advanced $1,069,878 to the Company. At December 31, 2025, the outstanding balance due to 24X Bermuda was $5,032,059.

Advances To Ultimate Parent
The Company paid on behalf of its Ultimate Parent expenses of $26,060. At December 31, 2025, the Company's ultimate parent owed the Company $26,060.

Revenue from Related Party
P72, an investor in the Company's ultimate parent entity, is also a member of the Exchange and utilizes certain services provided by the Company in the ordinary course of business. For the year ended December 31, 2025, the Company recognized approximately $34,800 of revenue from P72, consisting primarily of market data fees and connectivity fees. Amounts due from P72 at December 31, 2025 were $35,148.

Note 5 - Warrant Incentive Program and Valuation

The Company maintains a volume-based incentive program under which customers earn warrants issued by the Company's parent entity. The number of warrants earned is determined based on customer trading volume and overall exchange performance metrics. The warrants do not represent payment for a distinct good or service and are earned each measurement period.

The Company accounts for warrants issued to customers as consideration payable to a customer in accordance with ASC 606. Accordingly, the fair value of warrants is recognized as a reduction of revenue in the period in which the related trading activity occurs, consistent with the recognition of the underlying transaction revenue.

Because the warrants are exercisable into equity instruments of the Company's parent and the parent is the sole obligor with no reimbursement obligation by the Company, the offsetting entry is recorded as a non-cash capital contribution from the parent within equity

For the year ended December 31, 2025, the Company recognized $1,321,740 as a reduction of revenue related to warrants earned by customers under the incentive program and as a non-cash capital contribution within Member's Deficiency.

The Company measures the fair value of warrants issued to customers based on the estimated fair value of the underlying parent company equity. Fair value was determined using an independent third-party valuation of the parent entity and adjusted for lack of marketability associated with the underlying equity interests.

In addition to the third-party valuation, the Company used a recent transaction related to the convertible note issuance to determine the enterprise value of the Parent and to impute the fair value of the warrants.

The fair value of the warrants was based on the following assumptions as of December 31, 2025:

Valuation	$120,000,000
Fully diluted shares outstanding	10,965,943
Implied value per share	$10.94
Discount for lack of marketability (DLOM)	45%
Fair value per share after DLOM	$6.02

The total number of warrants earned during the period was 219,608 units.

Note 6 - Income Taxes

The provision for income taxes for the year ended December 31, 2025, is set forth below:

Current and Deferred:		
Federal - current	$	-
Federal - deferred		-
Total Provision for Income Taxes	$	-

The following is a reconciliation of the Company's income tax rate computed using the federal statutory rate to the Company's actual income tax rate for the year ended December 31, 2025 is set forth below:

(in thousands, except tax rates)	**Year Ended December 31, 2025**	
U.S. federal statutory tax rate	(2,266)	21.00%
State and local income tax effects(1)	(719)	6.66%
Changes in valuation allowance	2,985	-27.66%
Income tax expense (benefit)	-	0.00%

(1) New York State and New York City contributed a combined tax effect of approximately $772 thousand (7.15%), and Connecticut contributed a tax effect of approximately $130 thousand (1.20%). These jurisdictions comprised the majority (greater than 50%) of the state and local income tax category for the year ended December 31, 2025.

The components of deferred tax assets at December 31, 2025, are set forth below:

Deferred tax assets(liablities):		
Net operating loss - US federal and states	$	3,758,000
Total deferred tax assets before valuation allowance		3,758,000
Valuation allowance		(3,758,000)
Net deferred tax assets	$	-

Note 6 - Income Taxes (Continued)

During the year ended December 31, 2025, the Company recorded a valuation allowance equal to its deferred tax assets. The Company determined that sufficient uncertainty exists regarding the future realization of these deferred tax assets through future taxable income. If, in the future, the Company believes that it is more likely than not that these deferred tax benefits will be realized, the valuation allowances will be reduced or eliminated. With a full valuation allowance, any change in the deferred tax asset or liability is fully offset by a corresponding change in the valuation allowance. At December 31, 2025, the Company provided a valuation allowance on its deferred tax assets of $3,758,000. The Company's valuation allowance increased by approximately $1,984,000 for the year ended December 31, 2025.

As of December 31, 2025, the Company had a federal net operating loss carryforward of approximately $14,896,000 which does not expire. In addition, the Company has net operating loss carry forwards from various states of approximately $9,449,000 which expire in 2045.

At December 31, 2025, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. The Company does not expect that its unrecognized tax benefits will materially increase within the next twelve months. As of December 31, 2025, the Company has not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company's Parent files federal returns that are subject to a statute of limitations. The 2022 through 2025 tax years generally remain subject to examination.

Note 7 – Segment information

The Company operates as a single reportable segment. The Company's chief operating decision maker ("CODM") is its President, who reviews financial information presented for purposes of assessing performance and allocating resources.

The CODM evaluates performance and allocates resources based on the Company's net loss, which is reported on the Statement of Operations.

The CODM is reviewing expenses consistently with the income statement presentation above. Accordingly, significant segment expenses are not separately identified and reported to the CODM, and as such, no additional segment expense disclosures are presented.

Note 7 – Segment information (Continued)

As the Company operates as a single reportable segment, the segment's results of operations and assets are the same as those reported in the accompanying financial statements. Accordingly, the statement of operations and statement of financial position represent the segment's results and assets, respectively.

For the year ended December 31, 2025, revenues from two customers represented approximately 14% and 10% of the Company's total revenues, respectively. Revenue from these customers was approximately $400,000 and $283,000, respectively. All such revenues were generated within the Company's single reportable segment.